November 20, 2013
VIA EDGAR, US MAIL AND EMAIL

Gus Rodriguez
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4561

Re:	Bank of Marin Bancorp
Form 10-K for December 31, 2012 filed on March 14, 2013
File Number: 001-33572
Dear Mr. Rodriguez:
This letter serves as the response of Bank of Marin Bancorp (the “Bank” or the “Company” or “we” or “us”) to the SEC Staff’s comment letter dated November 6, 2013, regarding the above-referenced Form 10-K for the year ended December 31, 2012. To aid in your review, we have repeated the Staff’s comments followed by our responses.
Form 10-K filed March 14, 2013

Investment Securities, page 39

1.
We note that you have investments of over $96 million in U.S. states and political subdivisions that comprise 63% of your shareholders’ equity at December 31, 2012. Please provide us proposed revised disclosure to be included in future periodic reports that:

•	disclose the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

•	disclose the nature and primary revenue sources for your special revenue bonds;

•	disclose any concentrations in state, municipal and political subdivision bonds,

•
disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Gus Rodriguez
Accounting Branch Chief
Securities and Exchange Commission

Response to SEC Comment No. 1:
In our future filings, we will incorporate substantially similar disclosure to that set forth below as of the appropriate date in the Management’s Discussion and Analysis:

“At October 31, 2013, distribution of our obligations of state and political subdivisions is as follows:

	October 31, 2013
(in thousands; 2013 unaudited)	Amortized Cost	Fair Value	Percent of Muni Portfolio
Within California
General Obligation Bonds	$13,067	$13,162	15.0%
Revenue Bonds	18,054	18,254	20.7%
Tax Allocation Bonds	12,364	12,214	14.2%
Total in California	43,485	43,630	49.8%

Outside California
General Obligation Bonds	31,443	32,985	36.0%
Revenue Bonds	12,270	12,071	14.1%
Tax Allocation Bonds	125	125	0.1%
Total Outside California	43,838	45,181	50.2%

Total State & Political Subs	$87,323	$88,811	100.0%

The portion of the portfolio outside the state of California is distributed among 18 states. The largest concentrations are in Illinois (9.7%), Ohio (5.2%) and Michigan (4.6%). Revenue bonds, both in and outside California, primarily consisted of bonds relating to essential services (such as roads and utilities) and school district bonds.

Investments in states, municipalities and political subdivisions are subject to an initial pre-purchase credit assessment and ongoing monitoring. Key considerations include:

•	The soundness of a municipality’s budgetary position and stability of its tax revenues;

•	Debt profile and level of unfunded liabilities, diversity of revenue sources, taxing authority of the issuer;

•	Local demographics/economics including unemployment data, largest local employers, income indices and home values;

•
For revenue bonds, the source and strength of revenue for municipal authorities including obligor’s financial condition and reserve levels, annual debt service and debt coverage ratio, and credit enhancement (such as insurer’s strength);

•	Credit ratings by major credit rating agencies.

There are six California tax allocation bonds totaling $3.1 million in amortized cost and $3.0 million in fair value for which Moody’s credit ratings diverge from the internal assessment. In June 2012, Moody’s Investor Service downgraded to Ba1 all California redevelopment agency tax allocation bonds (“RDA”s) that were rated

Gus Rodriguez
Accounting Branch Chief
Securities and Exchange Commission

Baa3 or higher. The downgrade to Ba1 was prompted by the increased risk of default resulting from the state's dissolution of all redevelopment agencies. The downgrade was based on the potential risk that new laws governing "successor" agencies (Assembly bills 26 and 1484) might further reduce credit quality, and uncertainty as to whether there was sufficient information available to assess the credit quality of tax allocation bonds. In 2013, certain ratings of RDAs were withdrawn by Moody’s. Internal research shows the dispute between the California State Department of Finance and certain successor agencies regarding funds on hand required for payment of debt service, has been successfully resolved in the successor agencies’ favor by the State Superior Court. In addition, the California State Department of Finance is in the process of approving refinancing requests from the successor agencies. Debt coverage ratios and assessed property value trends indicate that Moody’s rating downgrade/withdrawal is not necessarily reflective of the issuers’ credit profiles.

In addition, Puerto Rico bonds totaling $2.2 million in both amortized cost and fair value are rated Baa1 by Moody’s. Since the bonds have been fully defeased with funds in an escrow account, they are deemed to pose negligible credit risk.”

Note 18: Condensed Bank of Marin Bancorp Parent Only Financial Statements
Condensed Unconsolidated Statements of Cash Flows, page 100

2.
You classify dividends received by the parent company as cash inflows from financing activities. Please tell us why you classified these cash inflows to the parent company as financing cash flows as opposed to operating cash flows. Please refer to ASC 230-10-45-16 (b) for specific guidance on how to classify dividends received on a statement of cash flows.

Response to Comment No. 2:
In our future filings we will reclassify dividends received by the parent company as cash inflows from operating activities in accordance with ASC 230-10-45-16 (b).

Exhibit 31

3.
We note here and in your subsequent Form 10-Q for the quarterly periods ended March
31, 2013 and June 30, 2013 that your certifications included as Exhibit 31 contain modifications of the exact form of certification as set forth in Item 601(b)(31) of
Regulation S-K. In particular, the identification of the certifying individuals at the beginning of the certifications also includes their titles. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation
S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response to Comment No. 3:
In our future filings we will ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

4.
We note that each of Christina J. Cook and Cecilia Situ has signed for the registrant but has not signed in her capacity as Principal Financial Officer and Principal Accounting
Officer, respectively, on behalf of the registrant. Please file all future reports in accordance with General Instruction D of Form 10-K.

Gus Rodriguez
Accounting Branch Chief
Securities and Exchange Commission

Response to Comment No. 4:
In our future filings we will ensure that the Principal Financial Officer and Principal Accounting Officer sign for the registrant and in the capacities as Principal Financial Officer and Principal Accounting Officer on behalf of the registrant in accordance with General Instruction D of Form 10K.

*        *        *        *        *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the subject filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope the above explanations and responses have adequately addressed your comments. Based on the nature of your written comments and our telephonic discussion with you earlier, we do not believe there is a need to revise any past filing. We therefore do not plan to amend any past filing in connection with this letter.
Should you have any additional questions or comments, please do not hesitate to contact me at (415) 763-4521.

Very truly yours,

BANK OF MARIN BANCORP

/s/ Russell A. Colombo
Russell A. Colombo
President and Chief Executive Officer

cc:	Stuart | Moore Attorneys at Law
Moss Adams LLP